

July 25, 2013

Via E-mail
Barbara A. Cutillo
Chief Administrative Officer
Stonegate Mortgage Corporation
9190 Priority Way West Drive, Suite 300
Indianapolis, Indiana 46240

> **Re: Stonegate Mortgage Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted June 28, 2013**
> **CIK No. 0001454389**

Dear Ms. Cutillo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. The accounting comments issued below should also be addressed in the interim period financial information presented.

Summary

Our Business

Mortgage Originations, page 3

2. We note your disclosure on page 30 that approximately 35% of the aggregate outstanding loan balances in your servicing portfolio are secured by properties located in Texas, Louisiana and Ohio. Please revise your disclosure in the second paragraph of this section

and throughout the registration statement to present a more detailed picture of your loan concentrations and economic factors that impact any geographic concentrations within your loan or servicing portfolio.

Our Strengths

Consistent Ability to Produce High Quality Loans, page 8

3. We note your disclosure that since inception in 2005, you have focused on originating high quality residential mortgage loans. Please revise to include the average FICO scores and LTVs of loans originated since inception, and for the years ended December 31, 2011 and 2012.

Emerging Growth Company Status, page 13

4. We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Registration Rights and Lock-Up Agreements, page 14

5. Please revise to state whether the Registration Rights Agreement includes any monetary penalties for failing to file a shelf registration statement or not having the shelf registration statement declared effective by a certain date, or confirm that there are no such penalties.

Risk Factors

Borrowers with adjustable rate mortgage loans…, page 33

6. Revise to state the number, percentage and aggregate amount of loans you service that are adjustable rate mortgage loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Integrated Business Model, page 57

7. Revise this section to discuss the third portion of your three part business model, the correspondent warehouse lending through the former NattyMac. Please indicate the size of current operations, as well as the interest margin from this operation.

Results of Operations

Three Months Ended March 31, 2013 Compared to March 31, 2012

8. Please tell us, with a view towards improved disclosure, if management is able to determine the overall risk profile of your mortgage origination and servicing portfolios. For instance, are you able to determine if your lower credit quality borrowers also represent higher LTV at origination? To the extent that you are able to monitor the credit exposure from your borrowers, please supplementally provide us with information on the current makeup of your portfolio.

Total Expenses, page 64

9. In your disclosure on page 114 you indicate that 11% of your employees were involved in your servicing and compliance operations. You also disclose throughout the registration statement that you intend to increase your servicing operations. Since servicing is a fairly labor intensive activity, please revise this section to discuss management's view of the likely growth in expenses as you implement your strategy.

Liquidity and Capital Resources

10. In your discussion of your three segment business strategy, beginning on page 101, you indicate that an increasing portion of your business going forward will be from funding warehouse lines for correspondent lenders, and by servicing MSRs. Please clarify, if true, that you are able to fund the warehouse lines for your correspondent lenders using the credit lines discussed on page 82. Alternatively, if your financing platform will require other sources of funding, please revise this section to discuss the changes to your funding needs as this portion of your business expands.

11. Similarly, please revise this section to discuss the main funding sources for the advances required as part of your servicing operations.

Financings, page 81

12. Revise the table on page 82 to include the outstanding amounts and to provide the actual interest rates of each of the lines of credit.

Mortgage Servicing Rights, page 88

13. Please revise to provide in tabular format sufficient information to enable the investor to understand the impact changes in interest rates will reasonably likely to have on the current or future financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources of the company for the periods presented in accordance with Item 303(a)(4) of Regulation S-K.

Our Business

Competition, page 116

14. Revise to expand your disclosure in this section to describe the competitive conditions in the business. Refer to Item 101(c)(x) of Regulation S-K.

Executive and Director Compensation

Employment Agreements, page 126

15. We note that Mr. Cutillo's base salary increased significantly as a result of his amended employment agreement. Please revise explain the determining factors for this increase.

16. Please confirm that none of your named executive officers hold outstanding equity awards that would require disclosure pursuant to item 402(p) of Regulation S-K.

Certain Relationships and Related Party Transactions

Arrangements with Certain Executive Officers and Directors, page 140

17. We note that $214,273 of notes extended to Mr. Cutillo were forgiven by disinterested members of the board. Please revise to provide the reasoning for the forgiveness of the notes and explain whether such forgiveness will be considered compensation paid to Mr. Cutillo for the year ended December 31, 2013.

Principal Stockholders, page 141

18. We note that there are selling stockholders participating in the offering. Revise to include the information required by Item 507 of Regulation S-K.

19. You appear to have listed as beneficial owners only shareholders who will hold more than five percent of your outstanding shares of common stock after the offering. Revise to list any person who is known to be the beneficial owner of more than five percent of your voting securities as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

Certain Provisions of Ohio Law and Stonegate's Articles and Regulations, page 147

20. You may not qualify this discussion by reference to the applicable laws and regulations. Revise to state that all material information has been disclosed.

Statements of Operations, page F-4

21. Please revise to disclose the impact of the preferred dividends in arriving at net income available to common shareholders in computing earnings per share. We reference ASC 260-10-50.

22. Please revise to provide the disclosure requirements of ASU 2011-05.

Statement of Changes in Stockholder's Equity, page F-5

23. Please revise to disclose the series of preferred stock issued in fiscal 2011.

Notes to Financial Statements

General

24. The company appears to conduct business in three reporting segments: mortgage origination, servicing and financing. Please revise to provide segment information required by ASC 280-10-50.

Note M. Stockholders Equity, page F-21

25. Please revise to disclose the price per share associated with the common stock issuances in fiscal 2011 and 2012.

26. Please revise to disclose the price per share associated with the treasury stock repurchases which occurred in fiscal 2012. Also, identify as to whether the transaction(s) were with related parties.

27. Please revise to disclose the initial issuance terms as well the redemption terms of the Series A Convertible Preferred stock which was redeemed and retired in March 2012.

Note N. Income Taxes, page F-24

28. Please revise to discuss the annual limitations on the use of the net operating loss carryforwards due to the change in ownership which occurred in 2012. Further, address how these net operating loss carryforwards and their utilization may be impacted by the capital raising activities since March 31, 2013.

29. Please revise to separately disclose the federal and state net operating loss carryforwards separately for the periods presented.

Note Q. Fair Value of Financial Instruments, page F-27

30. Please revise to address the key assumptions associated with default rates when determining the fair value of the mortgage servicing rights.

31. Please also address whether the mortgage loans underlying the mortgage servicing rights are impacted by interest rate movements and how this has been considered within the key assumptions being considered.

32. Please revise to provide more specific detail on the annual prepayment speeds by investor type given the significant range disclosed.

Note R. Business Combination

33. Please revise to disclose the timeframe, at the date of acquisition, over which the Company expected the contingent consideration to be paid due to the future funding of mortgage loans.

34. Please revise to tell us and disclose the amount of contingent consideration earned through December 31, 2012 and each respective interim period thereafter.

35. Please revise the document within the business section in order to provide the reader with a better understanding of the history and operations of the NattyMac business acquired. This will allow the reader to better understand the nature and terms of the transaction as well as support the contingent consideration amounts to be paid and the intangible assets recorded in conjunction with the acquisition.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Marc Thomas at (202) 551-3452 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   <u>Via E-mail</u>
           Robert Downes
           Sullivan & Cromwell LLP